PUBLIC POWER CORPORATION S.A.
30, Chalkokondili Str.
10432 ATHENS
Greece

No/Date : f/D1 : 291 / 13-5-2005

BY COURIER

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
USA

Public Power Corporation S.A. – File No 82-34707
Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

On behalf of Public Power Corporation S.A. ("PPC"), a foreign private issuer that claims exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with the requirements of such rule, we enclose the notice of AGM.
This document is furnished on the understanding that it will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such document shall not constitute an admission for any purpose that PPC is subject to the Exchange Act.

If you have any questions or require any additional information, please contact me on +30 210 5225346.
Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us by post.

Sincerely,

Gr. Anastasiadis
Chief Financial Officer

dlw 5/25

Enclosure
- An notice of AGM

INVITATION
TO THE THIRD ANNUAL GENERAL MEETING OF THE SHAREHOLDERS
OF THE SOCIETE ANONYME UNDER THE NAME
"PUBLIC POWER CORPORATION S.A."
S.A. REG. NO. 47829/06/B/00/2

Pursuant to the Greek Law and the Articles of Incorporation of the Company and following resolution No. 103/12.5.2005 of the Board of Directors of the Company, all shareholders of the Company under the name 'PUBLIC POWER CORPORATION SOCIETE ANONYME' are hereby invited to the third Annual General Meeting on Monday, 6 June 2005, at 11 a.m., at the Hilton Athens Hotel's Hall "Terpsichori", 46 Vasilissis Sofias Avenue in Athens, to deliberate and decide on the following items on the Agenda:

Item one: *Submission for approval of the Financial Statements of the Company* for the twelve-month fiscal year from 1.1.2004 to 31.12.2004, after hearing of the report of the Board of Directors on the events in the abovementioned fiscal year and of the report of the certified public accountants.

Item two: Submission for approval of the consolidated Financial Statements of the Company for the fiscal year from 1.1.2004 to 31.12.2004, after hearing of the report of the Board of Directors on the consolidated financial statements and of the report of the certified public accountants.

Item three: Submission for approval of the Company's consolidated Financial Statements, which have been compiled on the basis of International Financial Reporting Standards for the fiscal year from 1.1.2004 to 31.12.2004.

Item four: Release of the Members of the Board of Directors and of the certified public accountants of the Societe Anonyme under the name 'PUBLIC POWER CORPORATION S.A.' from any responsibility for compensation concerning the financial statements, the management of the Company and the consolidated financial statements for the fiscal year from 1.1.2004 to 31.12.2004.

Item five: Distribution of share dividend of the Company for the fiscal year from 1.1.2004 to 31.12.2004.

Item six: Appointment of certified public accountants for the fiscal year from 1.1.2005 to 31.12.2005, pursuant to articles 31 and 32 of the Articles of Incorporation of the Company and approval of the certified public accountants' remuneration for the abovementioned fiscal year.

Item seven: Approval of the remuneration and compensation paid to the Members of the Board of Directors of the Company for the fiscal year from 1.1.2004 to 31.12.2004 and pre-approval of the gross remuneration and compensation for the fiscal year from 1.1.2005 to 31.12.2005.

Item eight: Ratification of appointment of Members of the Board of Directors

Item nine: Announcements and other issues.

The Shareholders who wish to participate in the aforesaid third Annual General Meeting must, according to the Greek Law and the Articles of Incorporation of the Company, submit to the Company's Competent Office (30 Chalkokondili Street, Athens, 5th floor, Office 513), on business days from 10:00 to 13:00, at least five (5) full days prior to the third Annual General Meeting, the following documents:

a. Those Shareholders (owners of dematerialized shares) who act through an operator (Bank or Securities Agency) should block their shares through their operator and submit to the Company the relevant certificate of the blocking of their shares issued by the Central Securities Depository, in order to participate in the third Annual General Meeting, along with any documents of their representation.

b. Those Shareholders (owners of dematerialized shares) who do not act through an operator but are registered in the special account operated by the Central Securities Depository, should block their shares by a relevant declaration made directly to the Central Securities Depository and submit to the Company the aforesaid certificate along with any documents of their representation.

c. It is clarified that Shareholders who do not submit the aforesaid certificate of blocking within the designated time shall not be admitted to the third Annual General Meeting.

Athens, 12/5/2005

By order of the Board of Directors

Ioannis Paleokrassas
Chairman of the Board of Directors

PUBLIC POWER CORPORATION S.A.
30, Chalkokondili Str.
10432 ATHENS
Greece

BY COURIER

No/Date : F/D1 291 / 13-5-2005

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
USA

Public Power Corporation S.A. – File No 82-34707
Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

On behalf of Public Power Corporation S.A. ("PPC"), a foreign private issuer that claims exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with the requirements of such rule, we enclose the notice of AGM.
This document is furnished on the understanding that it will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such document shall not constitute an admission for any purpose that PPC is subject to the Exchange Act.

If you have any questions or require any additional information, please contact me on +30 210 5225346.
Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us by post.

Sincerely,

Gr. Anastasiadis
Chief Financial Officer

Enclosure
- An notice of AGM

INVITATION
TO THE THIRD ANNUAL GENERAL MEETING OF THE SHAREHOLDERS
OF THE SOCIETE ANONYME UNDER THE NAME
"PUBLIC POWER CORPORATION S.A."
S.A. REG. NO. 47829/06/B/00/2

Pursuant to the Greek Law and the Articles of Incorporation of the Company and following resolution No. 103/12.5.2005 of the Board of Directors of the Company, all shareholders of the Company under the name 'PUBLIC POWER CORPORATION SOCIETE ANONYME' are hereby invited to the third Annual General Meeting on Monday, 6 June 2005, at 11 a.m., at the Hilton Athens Hotel's Hall "Terpsichori", 46 Vasilissis Sofias Avenue in Athens, to deliberate and decide on the following items on the Agenda:

Item one: Submission for approval of the Financial Statements of the Company for the twelve-month fiscal year from 1.1.2004 to 31.12.2004, after hearing of the report of the Board of Directors on the events in the abovementioned fiscal year and of the report of the certified public accountants.

Item two: Submission for approval of the consolidated Financial Statements of the Company for the fiscal year from 1.1.2004 to 31.12.2004, after hearing of the report of the Board of Directors on the consolidated financial statements and of the report of the certified public accountants.

Item three: Submission for approval of the Company's consolidated Financial Statements, which have been compiled on the basis of International Financial Reporting Standards for the fiscal year from 1.1.2004 to 31.12.2004.

Item four: Release of the Members of the Board of Directors and of the certified public accountants of the Societe Anonyme under the name 'PUBLIC POWER CORPORATION S.A.' from any responsibility for compensation concerning the financial statements, the management of the Company and the consolidated financial statements for the fiscal year from 1.1.2004 to 31.12.2004.

Item five: Distribution of share dividend of the Company for the fiscal year from 1.1.2004 to 31.12.2004.

Item six: Appointment of certified public accountants for the fiscal year from 1.1.2005 to 31.12.2005, pursuant to articles 31 and 32 of the Articles of Incorporation of the Company and approval of the certified public accountants' remuneration for the abovementioned fiscal year.

Item seven: Approval of the remuneration and compensation paid to the Members of the Board of Directors of the Company for the fiscal year from 1.1.2004 to 31.12.2004 and pre-approval of the gross remuneration and compensation for the fiscal year from 1.1.2005 to 31.12.2005.

Item eight: Ratification of appointment of Members of the Board of Directors

Item nine: Announcements and other issues.

The Shareholders who wish to participate in the aforesaid third Annual General Meeting must, according to the Greek Law and the Articles of Incorporation of the Company, submit to the Company's Competent Office (30 Chalkokondili Street, Athens, 5th floor, Office 513), on business days from 10:00 to 13:00, at least five (5) full days prior to the third Annual General Meeting, the following documents:

a. Those Shareholders (owners of dematerialized shares) who act through an operator (Bank or Securities Agency) should block their shares through their operator and submit to the Company the relevant certificate of the blocking of their shares issued by the Central Securities Depository, in order to participate in the third Annual General Meeting, along with any documents of their representation.

b. Those Shareholders (owners of dematerialized shares) who do not act through an operator but are registered in the special account operated by the Central Securities Depository, should block their shares by a relevant declaration made directly to the Central Securities Depository and submit to the Company the aforesaid certificate along with any documents of their representation.

c. It is clarified that Shareholders who do not submit the aforesaid certificate of blocking within the designated time shall not be admitted to the third Annual General Meeting.

Athens, 12/5/2005

By order of the Board of Directors

Ioannis Paleokrassas
Chairman of the Board of Directors

PUBLIC POWER CORPORATION S.A.
30, Chalkokondili Str.
10432 ATHENS
Greece

BY COURIER

No/Date : F|D1- 292/13.5.05

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
USA

Public Power Corporation S.A. – File No 82-34707
Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

On behalf of Public Power Corporation S.A. ("PPC"), a foreign private issuer that claims exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with the requirements of such rule, we enclose:

- The Balance Sheet as at December 31, 2004 of Public Power Corporation S.A.
- The Consolidated Balance Sheet as at December 31, 2004 of PPC GROUP OF COMPANIES.

This document is furnished on the understanding that it will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such document shall not constitute an admission for any purpose that PPC is subject to the Exchange Act.

If you have any questions or require any additional information, please contact me on +30 210 5225346.
Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us by post.

Sincerely,

Gr. Anastasiadis
Chief Financial Officer

Enclosure

- The Balance Sheet as at December 31, 2004 of Public Power Corporation S.A.
- The Consolidated Balance Sheet as at December 31, 2004 of PPC GROUP OF COMPANIES.

PUBLIC POWER CORPORATION S.A.
BALANCE SHEET AS AT DECEMBER 31, 2004
(3nd FISCAL YEAR) REG. No 47829/06/B/00/2
(Amounts in Euro)

ASSETS

	DECEMBER 31, 2004			DECEMBER 31, 2003		
	Cost	Accumulated Depreciation	Net book value	Cost	Accumulated Depreciation	Net book value
B. INSTALLATION COSTS						
4. Other installation costs	29.187.427,49	20.906.207,84	8.281.219,65	36.263.883,50	25.007.828,18	11.256.055,32
C. FIXED ASSETS						
I. Intangible Assets						
4. Mines' pre-operational development expenses	209.908.644,47	125.567.939,65	84.340.704,82	192.085.785,83	126.262.209,79	65.823.576,04
II. Tangible assets						
1. Land	646.184.960,78	0,00	646.184.960,78	339.036.738,10	0,00	339.036.738,10
2. Mines	453.561.962,36	92.138.310,86	361.423.651,50	402.283.435,22	87.081.717,31	315.201.717,91
3. Buildings and technical works	3.238.483.097,34	1.595.984.014,50	1.642.499.082,84	2.903.361.990,53	1.487.710.887,69	1.415.651.102,84
4. Machinery and equipment	12.531.286.629,71	6.365.843.387,90	6.165.443.241,81	11.925.303.725,22	5.811.805.947,69	6.113.497.777,53
5. Transportation means	154.270.045,66	136.090.832,56	18.179.213,10	143.701.257,77	133.028.244,03	10.673.013,74
6. Furniture and fixtures	372.100.646,16	299.628.243,47	72.472.402,69	351.053.970,38	281.125.805,55	69.928.164,83
7. Construction in progress	749.228.201,55	0,00	749.228.201,55	793.015.202,79	0,00	793.015.202,79
	18.145.115.543,56	8.489.684.789,29	9.655.430.754,27	16.857.756.320,01	7.800.752.602,27	9.057.003.717,74
Total tangible and intangible assets(CI+CII)	18.355.024.188,03	8.615.252.728,94	9.739.771.459,09	17.049.842.105,84	7.927.014.812,06	9.122.827.293,78
III. Investment in subsidiaries and other long term assets						
1. Investment in subsidiaries and associated companies			110.330.512,09			110.330.512,09
Less: Installments due to subsidiaries		0,00			13.000.005,00	
Provision for investment devaluation		94.869.547,29	94.869.547,29		85.481.014,41	98.481.019,41
			15.460.964,80			11.849.492,68
TOTAL FIXED ASSETS (CI+CII+CIII)			9.755.232.423,89			9.134.676.786,46

D. CURRENT ASSETS				
I. Inventory				
4. Raw materials-Consumables- Spare parts	638.987.948,66		592.202.304,72	
Less: Provisions for slow moving materials and spare parts	139.637.058,94	499.350.889,72	139.075.058,94	453.127.245,78
5. Inventory advances		84.192.560,81		85.597.036,10
		583.543.450,53		538.724.281,88
II. Accounts Receivable				
1. Trade debtors	515.238.990,55		469.440.612,55	
Less: provisions for doubtful debtors	97.264.939,35	417.974.051,20	109.557.222,89	359.883.389,66
10. Doubtful - disputed customers and debtors		14.777.562,51		14.540.450,22
11. Various debtors	268.622.635,81		247.113.397,97	
Less: Provisions	64.812.669,08	203.809.966,73	64.270.934,82	182.842.463,15
12. Advances and prepayments		7.550.553,48		6.271.187,83
		644.112.133,92		563.537.490,86
III. Securities				
1. Marketable and other securities	10.799.652,89		10.799.652,89	
Less: Provision for devaluation of securities	793.339,55	10.006.313,34	1.472.417,74	9.327.235,15
		10.006.313,34		9.327.235,15
IV. Cash at banks and in hand				
1. Cash in hand		583.199,14		1.442.194,31
3. Sight and time deposits		19.690.773,49		22.947.156,80
		20.273.972,63		24.389.351,11
TOTAL CURRENT ASSETS (DI+DII+DIII+DIV)		1.257.935.870,42		1.135.978.359,00
E. PREPAYMENTS AND ACCRUED INCOME				
1. Prepayments		13.132.352,08		2.214.598,63
2. Deferred charges		242.463.447,14		237.267.470,41
		255.595.799,22		239.482.069,04
TOTAL ASSETS (B+C+D+E)		11.277.045.313,18		10.521.393.269,82
DEBIT MEMO ACCOUNTS				
2. Debit accounts of guarantees		610.197.634,95		272.560.697,60
3. Receivables from mutual contracts		271.192.177,30		0,00
4. Other debit memo accounts		490.979.533,70		494.366.251,54
		1.372.369.345,95		766.926.949,14

LIABILITIES AND SHAREHOLDERS' EQUITY

	DECEMBER 31, 2004	DECEMBER 31, 2003
A. EQUITY		
I. Share capital		
(232.000.000 common registered shares par value EURO 4,60 each)		
1. Paid - up	1.067.200.000,00	1.067.200.000,00
II. Share premium	115.754.169,07	115.754.169,07
III. Revaluation reserves and investment grants		
1. Securities revaluation surplus	790.650,33	790.650,33
2. Other tangible assets revaluation surplus	607.652.296,35	337.856,83
3. Grants for fixed assets aquisition	1.416.092.559,14	1.272.829.427,08
	2.024.535.505,82	1.273.957.934,24
IV. Reserves		
1. Legal reserve	33.319.456,20	21.116.376,76
3. Special reserves	315.121.250,02	315.121.250,02
5. Tax free reserves	223.783.500,84	211.562.125,77
5a. Special reserve Law 2941/2001	1.426.731.432,51	1.426.731.432,51
	1.998.955.639,57	1.974.531.185,06
V. Retained earnings		
Profits carried forward	39.047.743,10	28.218.392,13
TOTAL SHAREHOLDERS' EQUITY (AI+AII+AIII+AIV+AV)	5.245.493.057,56	4.459.661.680,50
B. PROVISION FOR RISKS		
2. Other provisions	609.052.548,60	603.202.236,53
	609.052.548,60	603.202.236,53
C. LIABILITIES		
I. Long Term Liabilities		
1. Bonds payable	1.680.000.000,00	1.200.000.000,00
2. Bank loans	1.440.302.231,96	1.918.797.251,99
8. Other long term liabilities	386.794.096,80	357.564.365,78
	3.507.096.328,76	3.476.361.617,77
II. Short term liabilities		
1. Suppliers	250.792.551,35	202.063.656,30

2. Bills and promissory notes payable	429.390,37		485.119,98	
Less: Prepaid interest	61.488,25	367.902,12	127.306,94	357.813,04
3. Bank overdrafts		187.050.000,00		57.100.000,00
5. Taxes and duties payable		250.772.465,57		236.103.100,15
6. Social security payable		77.048.053,70		70.270.838,62
7. Current portion of long term debt		396.785.686,23		767.714.449,65
10. Dividends payable		209.010.503,87		162.678.659,47
11. Various creditors		438.666.251,10		398.726.808,13
		1.810.493.413,94		1.895.015.325,36
TOTAL LIABILITIES (CI+CII)		5.317.589.742,70		5.371.376.943,13
D. ACCRUALS AND DEFERRED INCOME				
1. Deferred income		271.122,07		125.021,85
2. Accrued expenses		65.258.667,74		59.327.889,24
3. Other accruals		39.380.174,51		27.699.498,57
		104.909.964,32		87.152.409,66
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY (A+B+C+D)		11.277.045.313,18		10.521.393.269,82
CREDIT MEMO ACCOUNTS				
2. Credit balances of guarantees		610.197.634,95		272.560.697,60
3. Payables from mutual contracts		271.192.177,30		0,00
4. Other credit memo accounts		490.979.533,70		494.366.251,54
		1.372.369.345,95		766.926.949,14

PUBLIC POWER CORPORATION S.A.
STATEMENT OF INCOME
3RD FISCAL YEAR 1/1/2004-12/31/2004
(Amounts in Euro)

	1/1/04-12/31/04	1/1/03-12/31/03
I. STATEMENT OF INCOME		
Sales	4.108.973.838,20	3.882.180.544,78
Less: Cost of sales	3.124.492.144,60	2.997.480.407,55

Gross operating results			984.481.693,60			884.700.137,23
Plus: 1. Other operating income			155.037.645,47			139.162.347,93
Total			1.139.519.339,07			1.023.862.485,16
LESS: 1. Administrative expenses		153.811.628,02			145.101.489,84	
2. Research and development costs		39.823.916,91			47.968.229,01	
3. Selling expenses		350.267.635,17	543.903.180,10		291.775.953,46	484.845.672,31
Operating results (profit) before financial transactions			595.616.158,97			539.016.812,85
Plus (or less):						
2. Income from securities	734.028,30			534.818,00		
4. Interest and related income	15.061.693,18	15.795.721,48		16.342.523,98	16.877.341,98	
Less:						
1. Devaluation of investments and securities	9.388.527,88			36.000.750,00		
3. Interest and related charges	159.942.978,83	169.331.506,71	(153.535.785,23)	174.408.884,02	210.409.634,02	(193.532.292,04)
Total operating profit			442.080.373,74			345.484.520,81
II. PLUS (or less): Extraordinary items						
1. Extraordinary income	30.329.102,09			76.741.043,14		
2. Extraordinary profit	15.664.276,68			14.256.004,34		
3. Prior year income	2.830.978,06			6.227.900,38		
4. Prior 's year income from provisions	679.078,19	49.503.435,02		19.100.844,00	116.325.791,86	
Less:						
1. Extraordinary expenses	46.594.360,73			31.943.469,32		
2. Extraordinary losses	14.687.046,17			20.855.874,07		
3. Prior year expenses	11.701.790,75			12.169.359,66		
4. Provisions for risks	13.420.000,00	86.403.197,65	(36.899.762,63)	36.164.000,00	101.132.703,05	15.193.088,81
Net income after extraordinary results			405.180.611,11			360.677.609,62
LESS :						
Total Depreciation		740.833.962,31			714.400.969,89	
Less : Depreciation included in operating cost		740.833.962,31	0,00		714.400.969,89	0,00
NET INCOME FOR THE YEAR BEFORE TAX			405.180.611,11			360.677.609,62

TABLE OF DISTRIBUTION OF PROFITS
AS AT DECEMBER 31, 2004
(Amounts in Euro)

	DECEMBER 31, 2004	DECEMBER 31, 2003
Net income for the period before tax	405.180.611,11	360.677.609,62
Profit brought forward	28.210.608,76	6.350.551,81
	433.391.219,87	367.028.161,43
LESS: 1. Income tax	161.119.022,26	160.889.957,73
Profit from distribution	272.272.197,61	206.138.203,70
Distribution of profits		
1. Legal reserve	12.203.079,44	9.989.382,59
3. Dividends	208.800.000,00	162.400.000,00
6α. Tax free reserves	12.221.375,07	5.530.428,98
8. Profit carried forward	39.047.743,10	28.218.392,13
	272.272.197,61	206.138.203,70

Athens, May 12 2005

THE CHAIRMAN OF THE BOARD	THE MANAGING DIRECTOR	THE CHIEF ACCOUNTANT
I. D. PALEOKRASSAS	D. - A. MANIATAKIS	EL. EXAKOUSTIDIS
ID.C.N. A 084031	ID. C.N. I 142486	ID.C.N. T 157094

NOTES FOR PPC S.A.

1. In accordance with article 15 of Law 3229/2004, the Company has proceeded to a revaluation of its real estate assets as of December 31, 2004. The revaluation took place, based on an appraisal, by an independent firm in accordance with IAS/IFRS. The revaluation resulted in

a total surplus value of Euro 839,5 million, which was reduced, by Euro 3,3 million, due to the revaluation of the subsidies for fixed assets. The remaining surplus of Euro 836,2, gives rise to a tax obligation of Euro 36,4 million which was charged to the Profit and Loss Account. Correspondingly, the revaluation resulted in reduction of the value of the relevant assets of Euro 228,9 million and consequently, the Company's equity was credited with a net surplus value of Euro 610,6 million of which Euro 607,3 million were charged to "Other tangible assets revaluation surplus" and Euro 3,3 million were charged to "Grants for fixed assets acquisition". In accordance with the provision of the aforementioned Law, no depreciation expense for the year 2004 is accounted on the surplus value from the revaluation.

2. The final clearance and reconciliation of the balances of the PPC Personnel Insurance Organization (PPC – PIO) has not yet been finalized.

3. There are no liens against the Company's fixed assets.

4. In accordance with a decision of the National Accounting Council, which equates "Customers Contributions" with "Subsidies for fixed assets acquisitions ", an amount of approximately Euro 1.036 million at December 31, 2004, representing the net book value of customers' contributions in the construction cost of the Company' s networks, is included in Equity under "Revaluation reserves and investment grants".

5. For comparison purposes certain reclassifications were made in "Buildings" and in "Lakes", in "Various Debtors" and in "Various Creditors", in cost of sales, in operating costs, in "Extraordinary Income", in "Extraordinary Profit", in "Extraordinary Losses" and in "Other Operating Income" without effecting the result of the previous year.

6. The main activity of the Company, is classified under activity code No 401 "Generation and distribution of electricity" in accordance with the four digit STAKOD classification Code 03.

TRUE TRANSLATION

AUDITORS' REPORT

To the Shareholders of
Public Power Corporation S.A.

We have audited the above financial statements of Public Power Corporation S.A. and the relevant Appendix thereto, for the year ended December 31, 2004. Our audit, which included the activities of the Company's branches, was performed in accordance with the provisions of article 37 of Law 2190/1920 governing societes anonymes and the auditing procedures which we considered necessary based on the auditing standards followed by the Institute of Certified Public

Accountants of Greece. The Company made available to us all its books and records and provided all the necessary information and other explanations that we requested. The Company has complied with the provisions of the Greek Chart of Accounts except for the cases relating to the application of the provisions of art. 15 of Law 3229/2004. There was no change in the accounting methods followed as compared with those of the previous year except for the case described in the Company own note below the balance sheet No. 1 which relates to the revaluation based on the above provisions of land, mines, buildings and buildings' installations on the basis of the above law provisions and the cost of production has been determined in accordance with generally accepted costing principles. We agreed the contents of the Directors' report to the General Assembly of the Shareholders with the underlying financial statements. The Appendix includes all the information required by paragraph 1 of article 43a of Law 2190/1920. Our audit revealed the following:

1. The Company based on the provisions of article 15 of law 3229/2004 has recognised on December 31, 2004 revaluation surpluses and negative surpluses amounting to Euro 839.5 million and Euro 228.9 million respectively. The reconciliation to the relevant appraiser's report on which the above revaluation surpluses are based is currently in progress and the reconciliation of various differences amounting net to Euro 15 million is currently pending. In the absence of alternative practical auditing procedures we cannot express an opinion on the above unreconciled net differences of Euro 15 million.

2. Included in inventories are debit and credit balances that show no movement for more than one year relating to purchases in progress and orders for materials placed abroad with a total net balance on December 31, 2004 of approximately Euro 10.9 million, which to date have not been cleared. Therefore, we are not in a position to opine on the recoverability of the above balances.

3. *The Company has not been subject to a regular tax audit for the financial year 2004. For the financial years 2001 up to 2003 a regular tax audit is in progress, however, the results of this tax audit can not be presently determined. As a consequence, the tax liabilities of the Company for the unaudited period from January 1, 2001 until December 31, 2004 are not finalised.*

TRUE TRANSLATION

AUDITORS' REPORT - CONTINUED

In our opinion, the accompanying financial statements, which derive from the books and records of the Company, present fairly together with the Appendix, after our qualifications in the preceding paragraphs are taken into account, the financial structure and position of the Company at December 31, 2004 and the results of its operations for the year then ended, in accordance with the provisions of prevailing legislation and accounting principles which are generally accepted in Greece and are consistent with those applied in the previous year, except for the cases described in the Company's own note below the balance sheet No 1 relating to the revaluation of the land, mines, buildings and buildings' installations.

Attention is drawn to the fact that included in tangible assets is the accumulated cost of construction of the hydroelectric dam with two generators in Mesohora area, amounting on December 31, 2004 to approximately Euro 259.2 million. The delivery of the project has been delayed pending the resolution of environmental disputes that will be resolved by the competent courts.

Athens, May 13, 2005

The Certified Public Accountant

George D. Cambanis
Reg. No (ICPA (GR)): 10761

PUBLIC POWER CORPORATION S.A.
REGISTER No: 47829/06/B/00/2
CASH FLOW STATEMENT AS AT DECEMBER 31, 2004

3rd FISCAL YEAR (01/01/2004-12/31/2004)
(Amounts in thousands Euro)

A/A		BREAKDOWN	12/31/2004	12/31/2003
A		**Cash flows from operating activities**		
A	100	**Cash inflows**		
	101	Sales	4.108.974	3.882.181
	102	Other operating income	36.979	34.132
	103	Extraordinary and non-operating income	13.650	76.818
	104	Income from previous fiscal years	2.831	6.228
	105	Interest income	15.062	16.343
	106	Income from securities	734	535
		Less:		
	110	Increase of receivables	69.992	36.813
		Total cash inflows (A100)	**4.108.238**	**3.979.424**
A	200	**Cash outflows**		
	201	Cost of goods sold (less depreciation and provisions)	2.394.488	2.451.700
	202	Administrative expenses	142.903	136.377
	203	Research & development expenses	37.162	25.034
	204	Selling expenses	339.363	99.188
	206	Other expenses	69.303	43.513
	207	Increase of inventory	33.553	4.360
	208	Increase of prepayments and accrued income	16.114	0
	209	Decrease in accruals and deferred income	0	17.430
		Less:		
	212	Decrease in prepayments and accrued income	0	1.937
	213	Increase of accruals and deferred income	17.758	0
	214	Increase of short - term liabilities (excluding banks)	96.283	96.185
		Total cash outflows (A200)	**2.918.845**	**2.679.480**
A	300	**Tax cash outflows**		
	301	Income tax	0	160.890
	304	Decrease in taxes and duties liabilities	157.946	27.867
		Less:		
	305	Increase of taxes and duties liabilities	0	0
		Total tax cash outflows (A300)	**157.946**	**188.757**

		Cash flows from operating activities (algebraic sum A100-A200-A300=A)	**1.031.447**	**1.111.187**
B		**Cash flows from investing activities**		
B	100	**Cash inflows**		
	102	Sale of tangible assets	7.754	14.179
		Total cash inflows (B100)	**7.754**	**14.179**
B	200	**Cash outflows**		
	201	Purchase of intangible assets	27.437	13.489
	202	Purchase of tangible assets	728.201	710.413
	203	Purchase of investments and fixed assets	13.000	14.423
		Total cash outflows (B200)	**768.638**	**738.325**
		Cash flows from investing activities (B100- 200)=B	**-760.884**	**-724.146**

C		**Cash flows from financing activities**		
C	100	**Cash inflows**		
	102	Income from fixed assets subsidies and customers´ contributions	257.967	181.207
	103	Increase of long-term liabilities	30.735	0
	104	Increase of short-term liabilities (banks)	0	0
		Total cash inflows (C100)	**288.702**	**181.207**
C	200	**Cash outflows**		
	203	Decrease in long-term liabilities	0	245.607
	204	Decrease in short-term liabilities (banks)	240.969	27.791
	205	Interest paid	159.943	178.531
	206	Dividend paid	162.468	115.820
		Total cash outflows (C200)	**563.380**	**567.749**
	II	**Cash flows from financing activities (C100-C200)=C**	**-274.678**	**-386.542**
		CASH FLOWS OF THE COMPANY (algebraic sum A+B+C)	**-4.115**	**499**
		PLUS: YEAR OPENING CASH:	**24.389**	**23.890**
		CASH END OF PERIOD	**20.274**	**24.389**

Athens, May 12 2005

THE CHAIRMAN OF THE BOARD — THE MANAGING DIRECTOR — THE CHIEF ACCOUNTANT

I.D. PALEOKRASSAS ID.C.N. A 084031	D. - A. MANIATAKIS ID. C.N. I 142486	EL. EXAKOUSTIDIS ID.C.N. T 157094

CERTIFIED PUBLIC ACCOUNTANT'S CERTIFICATION

To the Shareholders of
Public Power Corporation S.A.

We have audited the cash flow statement above of Public Power Corporation S.A. for the year from January 1, 2004 to December 31, 2004, which has been compiled on the basis of the books and records which are kept by the Company as well as on the basis of the audited financial statements for that accounting period on which we have issued our opinion dated May 13, 2005. In our opinion the above cash flow statement presents the cash in flows and out flows from the Company activities for this period.

Athens, May 13, 2005

The Certified Public Accountant

George D. Cambanis
Reg. No (ICPA (GR)): 10674

PPC GROUP OF COMPANIES

CONSOLIDATED BALANCE SHEET AS AT DECEMBER 31, 2004 (3rd fiscal year) REG. No 47829/06/B/00/2

(Amounts in Euro)

ASSETS

	DECEMBER 31, 2004			DECEMBER 31, 2003		
	Cost	Accum. Depreciation	Net Book Value	Cost	Accum. Depreciation	Net Book Value
B. INSTALLATION COSTS						
4. Other installation costs	29.187.427,49	20.906.207,84	8.281.219,65	36.263.883,50	25.007.828,18	11.256.055,32
	29.187.427,49	20.906.207,84	8.281.219,65	36.263.883,50	25.007.828,18	11.256.055,32
C. FIXED ASSETS						
I. Intangible assets						
4. Mines' pre-operational development expenses	209.908.644,47	125.567.939,65	84.340.704,82	192.085.785,83	126.262.209,79	65.823.576,04
II. Tangible assets						
1. Land	646.184.960,78	0,00	646.184.960,78	339.036.738,10	0,00	339.036.738,10
2. Mines	453.561.962,36	92.138.310,86	361.423.651,50	402.283.435,22	87.081.717,31	315.201.717,91
3. Buildings and technical works	3.238.489.131,82	1.595.985.612,44	1.642.503.519,38	2.903.368.025,01	1.487.712.183,90	1.415.655.841,11
4. Machinery and equipment	12.531.286.629,71	6.365.843.387,90	6.165.443.241,81	11.925.303.725,22	5.811.805.947,69	6.113.497.777,53
5. Transportation means	154.270.045,66	136.090.832,56	18.179.213,10	143.701.257,77	133.028.244,03	10.673.013,74
6. Furniture and fixtures	372.174.822,60	299.699.468,00	72.475.354,60	351.127.703,84	281.189.333,87	69.938.369,97
7. Construction in progress	749.228.201,55	0,00	749.228.201,55	793.015.202,79	0,00	793.015.202,79
	18.145.195.754,48	8.489.757.611,76	9.655.438.142,72	16.857.836.087,95	7.800.817.426,80	9.057.018.661,15
Total tangible and intangible assets (CI+CII)	18.355.104.398,95	8.615.325.551,41	9.739.778.847,54	17.049.921.873,78	7.927.079.636,59	9.122.842.237,19
III. Investments in subsidiaries and other long term assets						
1. Investments in associated companies			99.307.365,57			104.249.820,10
Less: Installements due to subsidiaries		0,00			12.942.484,06	
Provision for investment devaluation		91.013.436,50	91.013.436,50		82.168.792,22	95.111.276,28
			8.293.929,07			9.138.543,82
TOTAL FIXED ASSETS (CI+CII+CIII)			9.748.072.776,61			9.131.980.781,01
D. CURRENT ASSETS						
I. Inventory						
4. Raw materials-Consumables-		638.987.948,66			592.202.304,72	

Spare parts				
Less: Provisions for slow moving materials and spare parts	139.637.058,94	499.350.889,72	139.075.058,94	453.127.245,78
5. Inventory advances		84.192.560,81		85.597.036,10
		583.543.450,53		538.724.281,88
II. Accounts Receivable				
1. Trade debtors	515.238.990,55		469.442.079,55	
Less: provisions for doubtful debtors	97.264.939,35	417.974.051,20	109.557.222,89	359.884.856,66
7. Receivables from management		500,00		500,00
10. Doubtful - disputed customers and debtors		14.777.562,51		14.540.450,22
11. Various debtors	268.003.769,42		246.741.960,85	
Less: Provisions	64.812.669,08	203.191.100,34	64.270.934,82	182.471.026,03
12. Advances and prepayments		7.550.553,48		6.271.187,83
		643.493.767,53		563.168.020,74
III. Securities				
1. Marketable and other securities	10.799.652,89		10.799.652,89	
3. Other securities	4.950.000,00		0,00	
Less: Provision for devaluation of securities	793.339,55	14.956.313,34	1.472.417,74	9.327.235,15
		14.956.313,34		9.327.235,15
IV. Cash at banks and in hand				
1. Cash in hand		585.476,45		1.444.375,13
3. Sight and time deposits		22.535.899,37		26.049.568,14
		23.121.375,82		27.493.943,27
TOTAL CURRENT ASSETS (DI+DII+DIII+DIV)		1.265.114.907,22		1.138.713.481,04
E. PREPAYMENTS AND ACCRUED INCOME				
1. Prepayments		13.132.724,08		2.214.598,63
2. Deferred charges		242.463.447,14		237.267.470,41
		255.596.171,22		239.482.069,04
TOTAL ASSETS (B+C+D+E)		11.277.065.074,70		10.521.432.386,41
DEBIT MEMO ACCOUNTS				
2. Debit accounts of guarantees		610.347.634,95		272.710.697,60
3. Receivables from mutual contracts		271.192.177,30		0,00
4. Other debit memo accounts		490.979.533,70		494.366.251,54
		1.372.519.345,95		767.076.949,14

PPC GROUP OF COMPANIES

CONSOLIDATED BALANCE SHEET AS AT DECEMBER 31, 2004 (3rd fiscal year) REG. No 47829/06/B/00/2

(Amounts in Euro)

	DECEMBER 31, 2004	DECEMBER 31, 2003
LIABILITIES AND SHAREHOLDERS' EQUITY		
A. Equity		
I. Share capital		
1. Paid - up	1.067.200.000,00	1.067.200.000,00
II. Share premium	115.754.169,07	115.754.169,07
III. Revaluation reserves and investment grants		
1. Securities revaluation surplus	790.650,33	790.650,33
2. Other tangible assets revaluation surplus	607.652.296,35	337.856,83
3. Grants for fixed assets aquisition	1.416.092.559,14	1.272.829.427,08
	2.024.535.505,82	1.273.957.934,24
IV. Reserves		
1. Legal reserve	33.319.456,20	21.116.376,76
3. Special reserves	315.121.257,90	315.121.257,90
5. Tax free reserves	223.783.500,84	211.562.125,77
5a. Special reserve Law 2941/2001	1.426.731.432,51	1.426.731.432,51
	1.998.955.647,45	1.974.531.192,94
V. Retained earnings		
Profits carried forward	39.047.743,10	28.218.392,13
TOTAL SHAREHOLDERS' EQUITY (AI+AII+AIII+AIV+AV)	5.245.493.065,44	4.459.661.688,38
B. PROVISIONS FOR RISKS		
2. Other provisions	609.052.548,60	603.202.236,53
C. LIABILITIES		
I. Long Term Liabilities		
1. Bonds payable	1.680.000.000,00	1.200.000.000,00
2. Bank loans	1.440.302.231,96	1.918.797.251,99
8. Other long term liabilities	386.794.096,80	357.564.365,78
	3.507.096.328,76	3.476.361.617,77
II. Short term liabilities		

1. Suppliers		250.792.561,86		202.065.530,70
2. Bills and promissory notes payable	429.390,37		485.119,98	
Less: Prepaid interest	61.488,25	367.902,12	127.306,94	357.813,04
2α.Postdated cheques payable		3.270,32		2.476,00
3. Bank overdrafts		187.050.000,00		57.100.000,00
5. Taxes and duties payable		250.778.846,32		236.124.938,89
6. Social security payable		77.049.122,94		70.271.863,82
7. Current portion of long term debt		396.785.686,23		767.714.449,65
10. Dividends payable		209.010.503,87		162.678.659,47
11. Various creditors		438.674.980,92		398.735.901,26
		1.810.512.874,58		1.895.051.632,83
TOTAL LIABILITIES (CI+CII)		5.317.609.203,34		5.371.413.250,60
D. ACCRUALS AND DEFERRED INCOME				
1. Deferred income		271.122,07		125.021,85
2. Accrued expenses		65.258.960,74		59.330.690,48
3. Other accruals		39.380.174,51		27.699.498,57
		104.910.257,32		87.155.210,90
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY (A+B+C+D)		11.277.065.074,70		10.521.432.386,41
CREDIT MEMO ACCOUNTS				
2. Credit balances of guarantees		610.347.634,95		272.710.697,60
3. Payables from mutual contracts		271.192.177,30		0,00
4. Other credit memo accounts		490.979.533,70		494.366.251,54
		1.372.519.345,95		767.076.949,14

PPC GROUP OF COMPANIES
STATEMENT OF INCOME
3RD FISCAL YEAR 1/1/2004-12/31/2004
(Amounts in Euro)

I. Statement of Income

	1/1/04-12/31/04			1/1/03-12/31/03		
Sales			4.108.973.838,20			3.882.180.544,78
Less: Cost of sales			3.124.492.144,60			2.997.480.407,55
Gross operating results			984.481.693,60			884.700.137,23
Plus: 1. Other operating income			154.838.328,89			138.967.803,36
TOTAL			1.139.320.022,49			1.023.667.940,59
LESS: 1. Administrative expenses		154.214.586,49			145.937.069,90	
2. Research and development costs		39.823.916,91			47.968.229,59	
3. Selling expenses		350.267.635,17	544.306.138,57		291.775.953,46	485.681.252,95
Operating results (profit) before financial transactions			595.013.883,92			537.986.687,64
PLUS (or less):						
2. Income from securities	734.028,30			534.818,00		
4. Interest and related income	15.131.852,53	15.865.880,83		16.400.915,62	16.935.733,62	
Less:						
1. Devaluation of securities	8.875.485,89			35.381.947,64		
3. Interest and related charges	159.948.718,40	168.824.204,29	(152.958.323,46)	174.453.513,89	209.835.461,53	(192.899.727,91)
Total operating profit			442.055.560,46			345.086.959,73
II. PLUS (or less): Extraordinary items						
1. Extraordinary income	30.329.199,84			76.741.112,29		
2. Extraordinary profit	15.664.276,68			14.256.490,05		
3. Prior year income	2.830.978,06			6.642.576,71		
4. Prior's year income from provisions	710.511,88	49.534.966,46		19.100.844,00	116.741.023,05	
Less:						
1. Extraordinary expenses	46.595.662,97			31.943.561,85		
2. Extraordinary losses	14.687.046,17			20.856.128,89		
3. Prior year expenses	11.707.206,67			12.186.682,42		
4. Provisions for risks	13.420.000,00	86.409.915,81	(36.874.949,35)	36.164.000,00	101.150.373,16	15.590.649,89
Net income after extraordinary results			405.180.611,11			360.677.609,62
LESS :						
Total Depreciation		740.992.707,15			714.531.420,73	
Less : Depreciation included in operating cost		740.992.707,15	0,00		714.531.420,73	0,00
NET INCOME FOR THE YEAR BEFORE TAX			405.180.611,11			360.677.609,62

Athens, May 12 2005

THE CHAIRMAN OF THE BOARD THE MANAGING DIRECTOR THE CHIEF

ACCOUNTANT

I.D. PALEOKRASSAS	D. - A. MANIATAKIS	EL. EXAKOUSTIDIS
ID.C.N. A 084031	ID. C.N. I 142486	ID.C.N. T 157094

NOTES FOR PPC GROUP

7. The condensed consolidated financial statements include the accounts of the Parent Company (PPC S.A.) and its subsidiaries (a) PPC RHODES S.A. (formerly KOZEN HELLAS S.A.), (b) PPC Renewable Sources S.A. (c) PPC Telecommunications S.A. and (d) PPC KRITI S.A.

8. In accordance with article 15 of Law 3229/2004, the Parent Company has proceeded to a revaluation of its real estate assets as of December 31, 2004. The revaluation took place, based on an appraisal, by an independent firm in accordance with IAS/IFRS. The revaluation resulted in a total surplus value of Euro 839,5 million, which was reduced, by Euro 3,3 million, due to the revaluation of the subsidies for fixed assets. The remaining surplus of Euro 836,2, gives rise to a tax obligation of Euro 36,4 million which was charged to the Profit and Loss Account. Correspondingly, the revaluation resulted in reduction of the value of the relevant assets of Euro 228,9 million and consequently, the Parent Company's equity was credited with a net surplus value of Euro 610,6 million of which Euro 607,3 million were charged to "Other tangible assets revaluation surplus" and Euro 3,3 million were charged to "Grants for fixed assets acquisition". In accordance with the provision of the aforementioned Law, no depreciation expense for the year 2004 is accounted on the surplus value from the revaluation.

9. The final clearance and reconciliation of the balances of the PPC Personnel Insurance Organization (PPC – PIO) with the Parent Company has not yet been finalized

10. There are no liens against the Parent Company's fixed assets.

11. In accordance with a decision of the National Accounting Council, which equates " Customers Contributions" with "Subsidies for fixed assets acquisitions", an amount of approximately Euro 1.036 million, representing the net book value of customers' contributions in the construction cost of the Parent Company' s networks, is included in Equity under "Revaluation reserves and investment grants".

12. For comparison purposes certain reclassifications were made in "Buildings" and in "Lakes", in "Various Debtors" and in "Various Creditors", in cost of sales, in operating costs, in "Extraordinary Income", in "Extraordinary Profit", in "Extraordinary Losses" and in "Other Operating Income, to conform to the presentation of the corresponding current year's consolidated financial statements without effecting the result of the previous year.

TRUE TRANSLATION

AUDITORS' REPORT

To the Shareholders of
Public Power Corporation S.A. and its Subsidiaries

We have audited, in accordance with the provisions of article 108 of Law 2190/1920, the consolidated balance sheet and the consolidated profit and loss account, as well as the related Appendix thereto, of the societe anonyme Public Power Corporation S.A. and its subsidiaries for the year ended December 31, 2004. We applied the procedures which we considered necessary for the purpose of our audit, which are in accordance with the principles and auditing rules followed by the Institute of Certified Public Accountants of Greece and we agreed the contents of the consolidated Director's report with the underlying consolidated financial statements. We have not audited the financial statements of the consolidated entities PPC-Rodos S.A., PPC-Telecommonunications S.A., PPC-Renewable Sources S.A. and PPC Crete S.A. which are included in the consolidation representing 0.15% and 0.00024% of the consolidated assets and revenues respectively, which have been audited by other auditors and we based our opinion that follows on their audit opinion to the extent that they are related to the balances included in the consolidation. Our audit revealed the following:

1. The Parent Company based on the provisions of article 15 of law 3229/2004 has recognised on December 31, 2004 revaluation surpluses and negative surpluses amounting to Euro 839.5 million and Euro 228.9 million respectively. The reconciliation to the relevant appraiser's report on which the above revaluation surpluses are based is currently in progress and the reconciliation of various differences amounting net to Euro 15 million is currently pending. In the absence of alternative practical auditing procedures we cannot express an opinion on the above unreconciled net differences of Euro 15 million.

2. Included in inventories are debit and credit balances that show no movement for more than one year relating to purchases in progress and orders for materials placed abroad with a total net balance on December 31, 2004 of approximately Euro 10.9 million, which to date have not been cleared. Therefore, we are not in a position to opine on the recoverability of the above balances.

3. *The parent Company has not been subject to a regular tax audit for the financial year 2004. For the financial years 2001 up to 2003 a regular tax audit is in progress, however, the results of this tax audit can not be presently determined. Further the subsidiaries included in the consolidation have not been subject to a regular tax audit since their incorporation, except for PPC Telecommunications S.A. which has settled with the tax authorities its tax liabilities through 2002 on the basis of the provisions of Law 3259/2004. As a consequence, the tax liabilities of the companies included in the consolidation for the above mentioned unaudited years are not finalised.*

In our opinion, after our qualifications in the preceding paragraphs are taken into account, these consolidated financial statements have been prepared in accordance with the provisions of Law 2190/1920 and present fairly, the financial structure and position and the results of operations of the companies included in the consolidation as of December 31, 2004 in accordance with the provisions of the prevailing legislation and accounting principles and methods applied by the parent company which are generally accepted in Greece and are consistent with those applied in the previous year, except for the case described in the Company's own note No. 2 below the balance sheet, relating to the revaluation of land, mines, buildings and buildings' installations on the basis of the provisions of art. 15 of Law 3229/2004.

Attention is drawn to the fact that included in tangible assets is the accumulated cost of construction of the hydroelectric dam with two generators in Mesohora area, amounting on December 31, 2004 to approximately Euro 259.2 million. The delivery of the project has been delayed pending the resolution of environmental disputes that will be resolved by the competent courts.

Athens, May 13, 2005
The Certified Public Accountant

George D. Cambanis
Reg. No (ICPA (GR)): 10761

PPC GROUP OF COMPANIES
REGISTER No: 47829/06/B/00/2
CONSOLIDATED CASH FLOW STATEMENT AS AT DECEMBER 31, 2004
3rd FISCAL YEAR (01/01/2004-12/31/2004)
(Amounts in thousands Euro)

A/A		BREAKDOWN	12/31/2004	12/31/2003
A		**Cash flows from operating activities**		
A	100	**Cash inflows**		
	101	Sales	4.108.974	3.882.181
	102	Other operating income	36.780	33.937
	103	Extraordinary and non-operating income	13.650	76.818
	104	Income from previous fiscal years	2.831	6.643
	105	Interest income	15.132	16.401
	106	Income from securities	734	535
	107	Sale of securities	0	2.900
		Less:		
	109	Purchase of securities	4.950	0
	110	Increase of receivables	69.744	36.330
		Total cash inflows (A100)	**4.103.407**	**3.983.085**
A	200	**Cash outflows**		
	201	Cost of goods sold (less depreciation and provisions)	2.394.488	2.451.700
	202	Administrative expenses	143.147	136.971
	203	Research & development expenses	37.162	25.034
	204	Selling expenses	339.363	99.188
	206	Other expenses	70.751	43.709
	207	Increase of inventory	33.553	4.182
	208	Increase of prepayments and accrued income	16.114	0
	209	Decrease in accruals and deferred income	0	17.428
		Less:		
	212	Decrease in prepayments and accrued income	0	1.937
	213	Increase of accruals and deferred income	17.755	0
	214	Increase of short - term liabilities (excluding banks)	96.280	95.500
		Total cash outflows (A200)	**2.920.543**	**2.680.775**
A	300	**Tax cash outflows**		
	301	Income tax	0	160.890
	304	Decrease in taxes and duties liabilities	157.961	27.854
		Less:		
	305	Increase of taxes and duties liabilities	0	0
		Total tax cash outflows (A300)	**157.961**	**188.744**
		Cash flows from operating activities (algebraic sum A100-A200-A300=A)	**1.024.903**	**1.113.566**

B		**Cash flows from investing activities**		
B	**100**	**Cash inflows**		
	102	Sale of tangible assets	7.754	14.179
	104	Decrease in long-term receivables	0	10
		Total cash inflows (B100)	**7.754**	**14.189**
B	**200**	**Cash outflows**		
	201	Purchase of intangible assets	27.437	13.489
	202	Purchase of tangible assets	726.911	710.413
	203	Purchase of investments and fixed assets	7.999	15.280
		Total cash outflows (B200)	**762.347**	**739.182**
		Cash flows from investing activities (B100- 200)=B	**-754.593**	**-724.993**

C		**Cash flows from financing activities**		
C	**100**	**Cash inflows**		
	102	Income from fixed assets subsidies and customers´ contributions	257.967	181.207
	103	Increase of long-term liabilities	30.735	0
	104	Increase of short-term liabilities (banks)	0	0
		Total cash inflows (C100)	**288.702**	**181.207**
C	**200**	**Cash outflows**		
	203	Decrease in long-term liabilities	0	245.607
	204	Decrease in short-term liabilities (banks)	240.968	27.791
	205	Interest paid	159.949	178.575
	206	Dividend paid	162.468	115.820
		Total cash outflows (C200)	**563.385**	**567.793**
	II	**Cash flows from financing activities (C100-C200)=C**	**-274.683**	**-386.586**
		CASH FLOWS OF THE COMPANY (algebraic sum A+B+C)	**-4.373**	**1.987**
		PLUS: YEAR OPENING CASH:	**27.494**	**25.507**
		CASH END OF PERIOD	**23.121**	**27.494**

Athens, May 12 2005

THE CHAIRMAN OF THE BOARD THE MANAGING DIRECTOR THE CHIEF ACCOUNTANT

I.D. PALEOKRASSAS ID.C.N. A 084031	D. - A. MANIATAKIS ID. C.N. I 142486	EL. EXAKOUSTIDIS ID.C.N. T 157094

CERTIFIED PUBLIC ACCOUNTANT'S CERTIFICATION

To the Shareholders of
Public Power Corporation S.A.

We have audited the consolidated cash flow statement above of Public Power Corporation S.A. and its Subsidiaries for the year from January 1, 2004 to December 31, 2004, which has been compiled on the basis of the audited consolidated financial statements for that accounting period on which we have issued our opinion dated May 13, 2005. In our opinion the above consolidated cash flow statement presents the cash in flows and out flows from the Group Companies included in the consolidation as of December 31, 2004.

Athens, May 13, 2005

The Certified Public Accountant

George D. Cambanis
Reg. No (ICPA (GR)): 10674